UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2012.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Determination of Terms of First, Second and Third Series of Domestic Unsecured Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 7, 2012, in Kyoto, Japan

Determination of Terms of First, Second and Third Series of

Domestic Unsecured Bonds

Nidec Corporation (NYSE: NJ, the “Company”) announced today that it has determined the terms of three tranches of straight bonds (which rank pari passu among themselves) (the “Bonds”) in the total principal amount of ¥100.0 billion to be issued in Japan under a shelf registration statement filed in Japan for the issuance from time to time of up to \200.0 billion aggregate principal amount of domestic bonds.  The registration statement expires on April 5, 2014.  The issuance of the Bonds, if completed as planned, will be the Company’s first ever bond issuance in Japan.

The First Series Unsecured Bonds (ranking pari passu with the other series of Bonds)

1.

Total principal amount:

¥65.0 billion

2.

Book-entry bonds:

The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. will apply to the bonds.

3.

Denomination of each bond:

¥100 million

4.

Interest rate:

0.386% per annum

5.

Issue price:

100% of the principal amount

6.

Redemption price:

100% of the principal amount

7.

Maturity date:

September 20, 2017

8.

Offering period:

November 7, 2012

9.

Payment date:

November 13, 2012

10.

Method of offering:

Public offering in Japan.  The bonds will not be offered in the United States or to any U.S. persons.

11.

Security or guarantee:

The bonds will be unsecured and not guaranteed.  There will be no assets reserved as security for the bonds.

12.

Financial covenants:

The bonds are subject to certain negative pledge restrictions.

13.

Redemption prior to maturity:

The Company may, at any time on or after the day following the issue date, repurchase the bonds and cause such repurchased bonds to be canceled, unless otherwise required by Japan Securities Depository Center, Inc.

14.

Interest payment dates:

March 20 and September 20 of each year

15.

Book-entry transfer institution:

Japan Securities Depository Center, Inc.

16.

Fiscal, issuing and paying agent:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

17.

Ratings:

The bonds have been assigned a rating of “A+” by Rating and Investment Information, Inc. and “A+” by Japan Credit Rating Agency, Ltd.

The Second Series Unsecured Bonds (ranking pari passu with the other series of Bonds)

1.

Total principal amount:

¥15.0 billion

2.

Book-entry bonds:

The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. will apply to the bonds.

3.

Denomination of each bond:

¥100 million

4.

Interest rate:

0.595% per annum

5.

Issue price:

100% of the principal amount

6.

Redemption price:

100% of the principal amount

7.

Maturity date:

September 20, 2019

8.

Offering period:

November 7, 2012

9.

Payment date:

November 13, 2012

10.

Method of offering:

Public offering in Japan.  The bonds will not be offered in the United States or to any U.S. persons.

11.

Security or guarantee:

The bonds will be unsecured and not guaranteed.  There will be no assets reserved as security for the bonds.

12.

Financial covenants:

The bonds are subject to certain negative pledge restrictions.

13.

Redemption prior to maturity:

The Company may, at any time on or after the day following the issue date, repurchase the bonds and cause such repurchased bonds to be canceled, unless otherwise required by Japan Securities Depository Center, Inc.

14.

Interest payment dates:

March 20 and September 20 of each year

15.

Book-entry transfer institution:

Japan Securities Depository Center, Inc.

16.

Fiscal, issuing and paying agent:

Sumitomo Mitsui Trust Bank, Limited

17.

Ratings:

The bonds have been assigned a rating of “A+” by Rating and Investment Information, Inc. and “A+” by Japan Credit Rating Agency, Ltd.

The Third Series Unsecured Bonds (ranking pari passu with the other series of Bonds)

1.

Total principal amount:

¥20.0 billion

2.

Book-entry bonds:

The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. will apply to the bonds.

3.

Denomination of each Bond:

¥100 million

4.

Interest rate:

0.956% per annum

5.

Issue price:

100% of the principal amount

6.

Redemption price:

100% of the principal amount

7.

Maturity date:

September 20, 2022

8.

Offering period:

November 7, 2012

9.

Payment date:

November 13, 2012

10.

Method of offering:

Public offering in Japan.  The bonds will not be offered in the United States or to any U.S. persons.

11.

Security or guarantee:

The bonds will be unsecured and not guaranteed.  There will be no assets reserved as security for the bonds.

12.

Financial covenants:

The bonds are subject to certain negative pledge restrictions.

13.

Redemption prior to maturity:

The Company may, at any time on or after the day following the issue date, repurchase the bonds and cause such repurchased bonds to be canceled, unless otherwise required by Japan Securities Depository Center, Inc.

14.

Interest payment dates:

March 20 and September 20 of each year

15.

Book-entry transfer institution:

Japan Securities Depository Center, Inc.

16.

Fiscal, issuing and paying agent:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

17.

Ratings:

The Bonds have been assigned a rating of “A+” by Rating and Investment Information, Inc. and “A+” by Japan Credit Rating Agency, Ltd.

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3

This press release is intended as a general public announcement regarding Nidec Corporation’s issuance of unsecured straight bonds in Japan and should not be considered an offer to sell or solicitation of an offer to buy securities in any jurisdiction, including the United States.  The Bonds will not be or have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.